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                                   EXHIBIT 18



May 15, 2000


Board of Directors

EZCORP, Inc.
1901 Capital Parkway
Austin, Texas   78746

Dear Sirs:

Note B of Notes to Interim Condensed Consolidated Financial Statements (Unaudited) of EZCORP, Inc. included in its Form 10-Q for the period ended March 31, 2000 describes a change in the method of accounting for pawn service charge revenue recognition. After the change, the Company will accrue pawn service charge revenues only on the percentage of loans expected to be repaid, and inventory obtained through loan default will be recorded at the lower of cost (the principal amount of the loan) or market. Previously, pawn service charges were accrued on all loans, and the carrying value of the forfeited collateral was the lower of cost (principal amount of loan plus accrued pawn service charges) or market.

There are no authoritative criteria for determining a "preferable" pawn service charge method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to September 30, 1999, and therefore we do not express any opinion on any financial statements of EZCORP, Inc. subsequent to that date.

                                             Very truly yours,

                                             /s/ Ernst & Young LLP